UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 1-9595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.
7601 Penn Avenue South
Richfield, Minnesota 55423

BEST BUY RETIREMENT SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Best Buy Retirement Savings Plan
Richfield, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 26, 2018

We have served as the auditor of the Plan since 2005.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Investments:
Investments at fair value (see Note 3)	$1,651,166,526	$1,318,558,830
Investments at contract value (see Note 4)	164,250,650	168,924,642
Total investments	1,815,417,176	1,487,483,472

Receivables:
Participant contributions	2,550,918	2,257,952
Employer contributions	1,295,549	1,213,994
Participant loans	11,435,236	21,120,382
Total receivables	15,281,703	24,592,328

Total assets	1,830,698,879	1,512,075,800

LIABILITIES:
Accrued expenses	—	751,111

NET ASSETS AVAILABLE FOR BENEFITS	$1,830,698,879	$1,511,324,689

See notes to the financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
ADDITIONS:
Contributions:
Participant	$107,244,393	$97,735,737
Employer	56,045,606	51,253,740
Rollovers	3,272,195	3,452,189
Total contributions	166,562,194	152,441,666

Investment income:
Net realized and unrealized appreciation in fair value of investments	270,168,673	126,319,800
Interest and dividend income	18,649,943	18,482,362

Total additions	455,380,810	297,243,828

DEDUCTIONS:
Benefits paid to participants	(132,846,732)	(138,740,296)
Administrative expenses	(3,159,889)	(5,276,506)

Total deductions	(136,006,621)	(144,016,802)

INCREASE IN NET ASSETS	319,374,189	153,227,026

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,511,324,690	1,358,097,664

End of year	$1,830,698,879	$1,511,324,690

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. ("Best Buy") and subsidiaries (the “Company”) may participate after reaching the age of 18. Prior to October 2, 2017, a minimum period of service was required to enroll in the Plan. Employees were able to begin participation in the Plan after 60 days of service. Beginning on October 2, 2017, the minimum period of service is no longer required.

The Benefits Committee ("Plan administrator") is appointed by a committee of the Board of Directors of the Company and has been delegated the Company's fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. Aon Hewitt served as the Plan recordkeeper for the 2016 Plan year and for the period January 1, 2017, through October 1, 2017. Effective October 2, 2017, Voya Financial serves as the Plan recordkeeper. State Street Bank and Trust serves as the Plan trustee. There were no changes made to the investment options of the Plan other than described within the Investments section, below. The Plan is subject to the provisions of ERISA.

Contributions - Each year, participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limitations. Effective October 2, 2017, participants may also make after-tax Roth contributions to the Plan. Participants may contribute up to 50% of their annual compensation through pre-tax contributions, after-tax contributions or a combination of the two contribution types. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. After one year of service with the Company, the Company will match 100% of the participant's eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3% but do not exceed 5% of compensation.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, Plan earnings and reduced by administrative expenses. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's matching contributions into any of the 18 different investment funds or into the employer stock fund by the Plan.

Effective September 28, 2016, Best Buy implemented restrictions regarding how much of a participant’s 401(k) Savings Plan balance could be invested in the Best Buy Co., Inc. stock fund. The restrictions limited future account balances in the Best Buy Co., Inc. stock fund to no more than 20% of the total investment balance and investment elections for future contributions to the Best Buy Co., Inc. stock fund to no more than 20%. Stockholders with an account balance greater than 20% had the opportunity to keep their existing stock balance or reduce their stock balance to no more than 20% if they took action during the election window, which ended on October 21, 2016. Participants with more than 20% of their future investments directed to the Best Buy Co., Inc. stock fund had the opportunity to reduce their election to no more than 20% if they took action during that same election window. In both cases, if no elections were made during the election window, any amount exceeding 20% was allocated to participants' age-appropriate LifeCycle fund, as applicable, on November 2, 2016, after market close.

Effective October 4, 2016, Best Buy closed Jennison Large Cap Growth fund and American Beacon Large Cap Value fund. The assets, investment elections and automatic rebalance elections were mapped to the BlackRock Equity Index fund, which was made available to participants on May 17, 2016.

Effective October 4, 2016, Best Buy closed TimesSquare Mid Cap Growth fund and the Ridge Worth Mid Cap Value fund. The assets, investment elections and automatic rebalance elections were mapped to the BlackRock Extended Equity Market Index fund, which was made available to participants on May 17, 2016.

Effective May 17, 2016, the Plan replaced the Artisan Small Cap fund with the Phocas Small Cap Value fund.

Effective March 20, 2017, the BlackRock Equity Index T fund changed to the BlackRock Equity Index J fund.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan agreement was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants' account balances holding such safe harbor matching contributions will be immediately 100% vested.

Participant Loans - Employees hired on or after June 1, 2014, may not borrow from their fund accounts, and effective January 1, 2015, no participant may request a new loan under the Plan. Prior to April 1, 2014, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan was processed. Loans require repayment within five years from the loan date, unless the loan was for the purchase of the participant's primary residence, in which case the repayment term is up to fifteen years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits - Upon termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination in limited circumstances, subject to Plan terms. The Plan requires that non-active employee participants with a balance of less than $1,000 are to have accounts distributed as soon as administratively practicable following termination. The Plan has undistributed amounts owed to participants that are no longer active employees of the Company in the amount of $114,016 and $425,167 as of December 31, 2017 and 2016, respectively.

Forfeitures - Effective January 1, 2016, forfeited nonvested accounts shall be used to make restorations for rehired participants, to reduce company matching contributions, to reduce Plan expenses for the Plan year in which the participant’s forfeiture event occurred, to reduce company fixed and discretionary contributions, or to correct errors, omissions and exclusions. There were no forfeited nonvested accounts as of December 31, 2017 and 2016. Forfeitures in total of $4,985 and $16,626 were used to pay company matching contributions for the years ended December 31, 2017 and 2016, respectively. No Plan expenses were paid with forfeitures in 2017 or 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is a relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value or net asset value, except for the investment contract valued at contract value, as disclosed in Note 4, Investment Contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, Fair Value Measurements, for a discussion on fair value measurements. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Investment Income - During the years ended December 31, 2017 and 2016, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $270,168,673 and $126,319,800, respectively.

Participant Loans - Loans from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefits are recorded upon distribution. At December 31, 2017 and 2016, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses - Plan participants were charged $16.50 per quarter for the first three quarters of 2017 with Aon Hewitt to cover Plan administrative expenses. Beginning in the fourth quarter of 2017, plan participants are charged $4.00 per month with Voya Financial. In addition, certain administrative expenses may be paid through forfeited accounts or by the Company.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the Code's limits. There were no excess contributions related to the Plan year ended December 31, 2017. The Plan returned $1,977 of excess contributions related to the Plan year ended December 31, 2016.

Subsequent Events - We have evaluated the effects of events that have occurred subsequent to December 31, 2017, through the filing date of the Form 11-K, and we identified no subsequent events for this period.

3.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 - Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 - Significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets in non-active markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 - Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following table sets forth by level within the fair value hierarchy the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2017 and 2016, according to the valuation techniques we used to determine their fair values.

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,992,676	$—	$—	$3,992,676
Best Buy Co., Inc. stock fund	110,967,892	—	—	110,967,892
Registered investments:
Domestic stocks	68,689,309	—	—	68,689,309
International stocks	197,096,761	—	—	197,096,761
Bond fund	117,309,215	—	—	117,309,215
Pooled funds:
BlackRock Equity Index Fund(1)	—	—	—	444,030,647
BlackRock Extended Equity Index Fund(1)	—	—	—	113,034,785
LifeCycle Funds(1)	—	—	—	534,054,057
Phocas Small Cap Value Fund(1)	—	—	—	61,991,184
Total	$498,055,853	$—	$—	$1,651,166,526

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,995,971	$—	$—	$3,995,971
Best Buy Co., Inc. stock fund	77,228,285	—	—	77,228,285
Registered investments:
Domestic stocks	55,625,424	—	—	55,625,424
International stocks	130,480,288	—	—	130,480,288
Bond fund	104,386,059	—	—	104,386,059
Pooled funds:
BlackRock Equity Index Fund(1)	—	—	—	363,069,534
BlackRock Extended Equity Index Fund(1)	—	—	—	81,225,488
LifeCycle Funds(1)	—	—	—	434,385,553
Phocas Small Cap Value Fund(1)	—	—	—	68,162,228
Total	$371,716,027	$—	$—	$1,318,558,830

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as Investments in the Statement of Net Assets Available for Benefits. There were no unfunded commitments for the periods presented.

For the year ended December 31, 2017, there were no significant transfers in or out of Levels 1, 2 or 3. For the year ended December 31, 2016, approximately $30 million of Best Buy Co., Inc. stock fund assets were automatically transferred into the participants’ age appropriate LifeCycle Fund following changes to the Plan for Best Buy Co., Inc. stock fund restrictions. Similarly, for the year ended December 31, 2016, approximately $24 million of Best Buy Co., Inc. stock fund assets were transferred into the LifeCycle Funds based on employee elections. For further details regarding the implementation of the Best Buy Co., Inc. stock fund restrictions refer to Note 1, Description of the Plan.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - Classified as Level 1 as investments are comprised of money market funds with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Best Buy Co., Inc. stock fund - Classified as Level 1 as investments are valued at the closing price reported on the active market on which the individual securities are traded.

Registered investments - Classified as Level 1 as shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Pooled funds - Are not classified in the fair value hierarchy as they are valued using the net asset value, based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The unit price of the investments is quoted on a private market that is not active; however, the unit price is based on underlying investments which are based on observable inputs. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds and cash. The LifeCycle Funds invest in a combination of investments held by the Plan, including the Galliard Stable Value Fund. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

4.	INVESTMENT CONTRACTS

During the years ended December 31, 2017 and 2016, the Plan held investments in Galliard Stable Value Fund (the "Fund"). The Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Fund primarily invests in security-backed investment contracts and units of collective investment trusts. As of December 31, 2017 and 2016, all investments were in security-backed investment contracts or in units of collective investment trusts, which primarily invested in security-backed investment contracts, insurance separate account guaranteed investment contracts (“GICs”) and traditional GICs.

Security-backed investment contracts are issued by insurance companies or other financial institutions and are backed by a portfolio of bonds. The bond portfolio is owned directly by the Plan. The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

Insurance separate account GICs are generally issued as group annuity contracts and offer certain guarantees from the issuing insurance companies. Like traditional GICs, insurance separate account GICs seek to enable participants to make contract value withdrawals (principal plus accrued interest) subject to certain conditions. Unlike a traditional GIC, insurance separate account GIC assets are invested in a portfolio of marketable fixed income securities and segregated for the exclusive benefit of the policy holder which is the plan trust. While ownership of the assets is retained by the insurer, insurance separate account GIC assets are insulated from the insurance company’s general account.

Traditional GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed crediting rate for a specified period. Interest is accrued on either a simple or fully compounded basis and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). The Plan’s ability to receive amounts due is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

Security-backed investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements or failure of the Plan to be tax qualified.

Limitations on the Ability of the Fund to Transact at Contract Value:

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•	material amendments to the Plan's structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan at the direction of the Plan administrator, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of the Plan sponsor; the merger of the Plan with another plan or the Plan sponsor’s establishment of another tax-qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Plan;

•	changes to competing investment options; and

•	the delivery of any communication to Plan participants designed to influence a participant not to invest in the stable value option.

The Plan sponsor does not consider any of these events probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2017 and 2016, the Best Buy Co., Inc. stock fund had the following transactions related to the common stock of Best Buy:

	2017	2016
Number of common shares purchased	117,300	480,245
Cost of common shares purchased	$6,323,126	$14,963,469
Number of common shares sold	304,576	2,488,623
Market value of common shares sold	$16,401,973	$92,117,111
Cost of common shares sold	$7,978,918	$62,806,943

State Street Bank and Trust is the Plan trustee and manages the SSGA Government Money Market Fund. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Aon Investment Consulting managed the glide path for the LifeCycle Funds for the period January 1, 2017 through October 1, 2017. Effective October 2, 2017, Voya Financial manages the glide path for the LifeCycle Funds, which are made up of the underlying funds of the Plan and determined and adjusted the allocation of the LifeCycle Funds on an annual basis as approved by the Benefits Committee.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, participants will remain 100% vested in the Company’s contributions.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2014.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per financial statements	$1,830,698,879	$1,511,324,689
Deemed loan activity	(1,858,020)	(2,008,511)
Net assets available for benefits per Form 5500	$1,828,840,859	$1,509,316,178

As of December 31, 2017, the following is a reconciliation of changes in net assets available for Plan benefits per the financial statements to the Form 5500:

	2017	2016
Increase in net assets per financial statements	$319,374,189	$153,227,026
Changes in deemed loan activity	150,491	(161,044)
Net income per Form 5500	$319,524,680	$153,065,982

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)
(EMPLOYER IDENTIFICATION NUMBER 41-0907483)
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

Description of Investment		Current Value

	CASH AND CASH EQUIVALENTS:
*	SSGA Government Money Market Fund	$3,992,676

	REGISTERED INVESTMENT COMPANIES:
	MFS International Equity Fund	197,096,761
	PIMCO Total Return Fund	117,309,215
	Prudential Jennison Small Cap Fund	68,689,309
	Total registered investment companies	383,095,285

	POOLED FUNDS:
	BlackRock Equity Index Fund	444,030,647
	BlackRock Extended Equity Index Fund	113,034,785
*	LifeCycle Retirement Growth	19,493,399
*	LifeCycle 2015	8,013,555
*	LifeCycle 2020	22,393,102
*	LifeCycle 2025	39,805,936
*	LifeCycle 2030	46,752,089
*	LifeCycle 2035	64,369,965
*	LifeCycle 2040	67,942,512
*	LifeCycle 2045	83,212,991
*	LifeCycle 2050	122,026,558
*	LifeCycle 2055	42,984,200
*	LifeCycle 2060	17,059,750
	Phocas Small Cap Value Fund	61,991,184
	Total pooled funds	1,153,110,673

	Galliard Stable Value Fund	164,250,650

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	110,967,892

	TOTAL INVESTMENTS AS OF DECEMBER 31, 2017	$1,815,417,176

*	PARTICIPANT LOANS, 4.25%–9.25% interest rate range and maturity dates through November 2, 2029	$11,435,236

*	Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 26, 2018	By:	/s/ CHARLES MONTREUIL
Charles Montreuil
Senior Vice President, Enterprise Rewards and Corporate HR

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm